SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act 1934

Report on Form 6-K dated May 23, 2019

BT Group plc

(Translation of registrant’s name into English)

BT Centre

81 Newgate Street

London EC1A 7AJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Enclosure: Notice of meeting 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

By:	/s/ Rachel Canham
Name: Rachel Canham
Title: Company Secretary

Date: May 23, 2019

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BT Group plc

Notice of meeting

2019

Welcome to the BT Group plc Notice of meeting 2019

We will hold our AGM

at Old Billingsgate,

1 Old Billingsgate Walk,

London, EC3R 6DX at

10:30am on Wednesday

10 July 2019.

This document is important and requires your immediate attention. Please read it straight away.

If you have any doubts about what action you need to take, you should consult your authorised financial adviser. If you have sold or transferred all of your shares, you should pass this booklet and accompanying documents to the person through whom you sold or transferred them, to forward to the purchaser or transferee.

In this document, references to ‘BT Group’, ‘BT’, ‘the group’, ‘the company’, ‘we’ or ‘our’ are to BT Group plc (which includes the activities of British Telecommunications plc) and its subsidiaries and customer-facing units, internal service units, or any of them as the context may require.

A reference to a year expressed as 2018/19 is to the financial year ended 31 March 2019 and a reference to a year expressed as 2019 is to the calendar year. This convention applies similarly to any reference to a previous or subsequent year. References to ‘this year’, ‘the year’ and ‘the current year’ are to the financial year ended 31 March 2019. References to ‘last year’ and ‘the prior year’ are to the financial year ended 31 March 2018.

Contents

Chairman’s letter	1

Board of Directors	4

Notice of meeting	7

AGM information	13

    Throughout the

    Notice of meeting look out

    for this.

Further reading online

BT Group plc	Notice of meeting 2019

Chairman’s letter

I am pleased to report that we have over the last year overcome numerous challenges to deliver a set of solid financial results. More importantly, we have made good progress on delivering our strategy, focused around differentiated customer experience, our best converged network, and creating a simple, lean and agile business. We have continued to deliver the vital connectivity and services that families and businesses in the UK and beyond need to flourish.

BT has a critical role at the heart of the UK’s digital future, and our substantial investments in fixed and mobile networks make an essential contribution. The new converged propositions we launched this year are the start of the services of the future. Within BT we are strengthening our focus on enabling the digital skills of our people, customers and communities, thereby further contributing to the UK’s digital economy.

We will be launching 5G in 16 cities this year. We will also increase our investment in fibre-to-the-premises (FTTP), while working with the Government and Ofcom to create the right conditions to go further and faster. We are pleased with our closer relationships with these key stakeholders as we unite around the common goal of building the UK’s FTTP network.

We have made good progress on delivering our strategy, focused around differentiated customer experience, our best converged network, and creating a simple, lean and agile business.

In May 2018 we agreed the 2017 triennial funding valuation for the BT Pension Scheme. This allows us to move ahead with greater financial certainty.

Our solid profit and normalised free cash flow not only provide the foundation for investment in our strategic priorities but allow us to reward shareholders. We are paying the same dividend as last year at 15.4p per share. We also expect to hold the dividend unchanged in respect of the 2019/20 financial year given our outlook for earnings and cash flow. The Board remains committed to our dividend policy, which is to maintain or grow the dividend each year whilst taking into consideration a number of factors including underlying medium term earnings expectations and levels of business reinvestment (which would include the consideration of accelerated FTTP investment).

I am satisfied we are making progress at pace. The coming year will see BT continuing its transformation to become a simplified, lean and agile business. Across the business I see a commitment to streamlining processes, governance and organisational structures; simplifying lines of responsibility; and helping people make better decisions.

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BT Group plc	Notice of meeting 2019

Chairman’s letter continued

Your Board

As a Board, we are leading by example. I recently carried out a review of the structure, composition and operation of our committees to speed up decision making and improve overall governance. As a result, we have reduced the number of board committees and clarified lines of responsibility.

Your Board is responsible for setting the group’s strategy and overseeing its performance. We have participated actively in the year’s major decisions and details of these activities and the refreshed board committee structure can be found in the Board’s report in the Governance section of our Annual Report.

Matthew Key, Philip Jansen and Allison Kirkby have all been appointed during the year and will be proposed for election by shareholders at the AGM. In accordance with the UK Corporate Governance Code, all other directors of the company, will stand for re-election to the Board at the AGM. The biographies of all the directors standing for election and re-election are on pages 4 to 6 of this Notice of meeting.

The Board believes that each director brings considerable knowledge and wide ranging skills and experience to the Board as a whole and continues to make an effective and valuable contribution to the deliberations of the Board. Each director has continued to perform effectively and demonstrate commitment to their role.

We consider all of the independent non-executive directors to be independent in accordance with the UK Corporate Governance Code. In addition, taking into consideration the guidance provided by the UK Corporate Governance Code the Board reviewed and concluded that Nick Rose and Jasmine Whitbread, both of whom have served for more than eight years, continue to remain independent in character and judgement. It is the current expectation of the Board that Nick and Jasmine will step down by the end of the 2020 AGM. Nick and Jasmine bring considerable experience to the Board and by remaining in post for a further year they will provide invaluable continuity during Philip’s first year as chief executive.

This is a very important time for BT and the UK’s digital economy. I look forward to working with Philip and his team as they develop our strategy and accelerate the reshaping of BT to deliver future success.

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BT Group plc	Notice of meeting 2019

Voting at the AGM

At this year’s AGM we are proposing 21 resolutions. We provide details of these resolutions on pages 7 to 12 of this Notice of meeting. Voting on all resolutions will be by way of a poll, except procedural issues.

If you are unable to attend the AGM to vote in person, and you want to vote on any of the resolutions, you can do this online or by post or you can appoint a proxy. The completion and return of a proxy card in hard copy or voting electronically will not prevent you from attending and voting at the AGM in person if you wish. If I am appointed as proxy I will, of course, vote in accordance with any instructions given to me. If I am given discretion as to how to vote, I will vote in favour of each of the resolutions to be proposed at the AGM. You can find an audio version of this document on bt.com/annualreport together with our Annual Report and other shareholder information.

View this document online at:

bt.com/annualreport

Your directors believe that the proposals described in this Notice of meeting are in the best interests of the company and its shareholders as a whole and unanimously recommend that shareholders vote in favour of all of the resolutions to be proposed at the AGM. The directors who own ordinary shares intend to vote in favour of the resolutions to be proposed at the AGM.

I look forward to seeing you at the AGM.

Jan du Plessis

Chairman

8 May 2019

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BT Group plc	Notice of meeting 2019

Board of Directors
Directors standing for election and re-election at the 2019 AGM

1. Jan du Plessis

Chairman

Appointed chairman in November 2017 and on the Board since June 2017. Age 65.

Skills and experience

Jan has significant experience on the boards of major UK public companies, having served as chairman and non-executive director of various FTSE 100 companies across a range of sectors. Jan was chairman of Rio Tinto from 2009 to March 2018 and chairman of SABMiller from July 2015 until October 2016 having been with the company since 2014. He was also a director and senior independent director of Marks & Spencer from 2008 and 2012 respectively until March 2015.

Other appointments

None outside BT.

2. Philip Jansen

Chief executive

Appointed chief executive in February 2019 and on the Board since January 2019. Age 52.

Skills and experience

Philip has experience of leading and growing large private and publicly-listed UK and international businesses, delivering transformational change and large technology programmes. He joined from Worldpay where he had been CEO since April 2013. Before that he was CEO and then chairman at Brakes Group between 2010 and 2015. Philip spent the previous six years at Sodexo where he was group chief operating officer and chief executive, Europe, South Africa and India. Prior to that he was chief operating officer at MyTravel Group from 2002 to 2004 and managing director of Telewest Communications (now Virgin Media) from 2000 to 2002 after starting his career at Procter & Gamble.

Other appointments include

Senior adviser at Bain Capital and a trustee of Wellbeing of Women.

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BT Group plc	Notice of meeting 2019

Key to membership of committees
Audit & Risk	Executive	Nominations
BT Compliance	Investigatory Powers	Remuneration
Digital Impact & Sustainability	Governance	Committee chair

3. Simon Lowth

Chief financial officer

Appointed to the Board as chief financial officer in July 2016. Age 57.

Skills and experience

Simon has experience in finance, accounting, risk, corporate strategy and mergers and acquisitions. He was CFO and executive director of BG Group before the takeover by Royal Dutch Shell in February 2016. Simon was CFO and an executive director of AstraZeneca from 2007 to 2013. Prior to that, he was an executive director of ScottishPower from 2003 to 2007 and was appointed finance director in 2005. Before 2003, Simon was a director of McKinsey & Company.

Other appointments

None outside BT.

4. Iain Conn

Independent non-executive director

Appointed to the Board in June 2014. Age 56.

Skills and experience

Iain has international experience and an understanding of technology, energy and regulated consumer markets. Iain joined Centrica as chief executive in January 2015, having been with BP since 1986. From 2004 to 2014 Iain was executive director of BP and chief executive downstream from 2007 to 2014. Until May 2014, Iain was a non-executive director of Rolls-Royce for nine years, and senior independent director.

Other appointments include

Member of the CBI President’s Committee, chairman of the advisory board of the Imperial College Business School and member of the Imperial College Council.

5. Tim Höttges

Non-independent, non-executive director

Appointed to the Board in January 2016. Age 56.

Skills and experience

Tim has international telecoms experience having been CEO of Deutsche Telekom since January 2014, and with the company since 2000. From 2009 until his appointment as CEO, he was a member of the board of management responsible for finance and controlling. From 2006 to 2009 he was a member of the board of management responsible for the T-Home unit. In this position, he was in charge of fixed network and broadband business, as well as integrated sales and service in Germany.

Other appointments include

Chairman of T-Mobile US and supervisory board member of FC Bayern München AG and Henkel AG & Co. KGaA.

6. Isabel Hudson

Independent non-executive director

Appointed to the Board in November 2014. Age 59.

Skills and experience

Isabel has experience in the financial sector as well as pensions, risk, control, governance and international business. Isabel was previously a non-executive director of The Pensions Regulator, MGM Advantage, QBE Insurance, Standard Life and an executive director of Prudential Assurance Company in the UK.

Other appointments include

Non-executive chair of National House Building Council and senior independent director of RSA Insurance. Isabel is also an ambassador for the disability charity, SCOPE.

5

BT Group plc	Notice of meeting 2019

Board of Directors continued

7. Mike Inglis

Independent non-executive director

Appointed to the Board in September 2015. Age 59.

Skills and experience

Mike’s technology experience includes serving as non-executive chairman of Ilika until January 2019 and on the board of ARM Holdings from 2002 to 2013. His roles there included chief commercial officer, executive vice president and general manager of the processor division and executive vice president of sales and marketing. Prior to joining ARM, Mike worked in management consultancy with AT Kearney and held a number of senior operational and marketing positions at Motorola. Mike was previously a director of Pace and an independent director of Advanced Micro Devices.

Other appointments

None outside BT.

8. Matthew Key

Independent non-executive director

Appointed to the Board in October 2018. Age 56.

Skills and experience

Matthews telecoms experience includes various positions at Telefónica from 2007 to 2014 including chairman and CEO of Telefónica Europe and chairman and CEO of Telefónica Digital. From 2002 to 2004 he was the CFO, strategy and regulation director of O2 UK before becoming CEO in 2004. Matthew has also served as finance director at Vodafone UK and chairman of Tesco Mobile. He has previously held positions at companies including Kingfisher, Coca Cola and Schweppes Beverages and Grand Metropolitan.

Other appointments include

Non-executive director of Burberry and chairman of the Dallaglio Foundation.

9. Allison Kirkby

Independent non-executive director

Appointed to the Board in March 2019. Age 51.

Skills and experience

Allison has valuable experience in the international telecoms sector and in driving performance, improving customer service and delivering shareholder value. Allison was previously group CFO and then president and group CEO of Tele2 AB, positions she held from 2014 and 2015 respectively. Allison was a non-executive director of Greggs until May 2019 and has also held roles within 21st Century Fox, Virgin Media, Procter & Gamble and Guinness.

Other appointments include

President and Group CEO of TDC Group.

10. Nick Rose

Senior independent director and independent non-executive director

Appointed to the Board in January 2011 and senior independent director since March 2014. Age 61.

Skills and experience

Nick brings experience in finance, risk, control, governance and international business. He was chief financial officer of Diageo prior to his retirement in December 2010, having joined the board in 1999.

Other appointments include

Chairman of Williams Grand Prix Holdings, senior independent director of BAE Systems and non-executive chairman of Loch Lomond Scotch Whisky.

11. Jasmine Whitbread

Independent non-executive director

Appointed to the Board in January 2011. Age 55.

Skills and experience

Jasmine has experience in transforming large complex organisations in the UK and internationally and brings an understanding of corporate social responsibility and sustainable business. She was previously chief executive of Save the Children International and has a background in technology marketing.

Other appointments include

Chief executive of London First and non-executive director of Standard Chartered.

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BT Group plc	Notice of meeting 2019

Notice of meeting

The 2019 Annual General Meeting (AGM) of BT Group plc will be held at Old Billingsgate, 1 Old Billingsgate Walk, London, EC3R 6DX at 10:30am on Wednesday 10 July 2019 to consider the following:

Ordinary business

Resolutions 1 to 16 will be proposed as ordinary resolutions.

Resolution 1: Report and accounts

That the accounts and reports of the directors and the auditors for the year ended 31 March 2019 be received.

By law, the directors have to present these accounts and reports contained in the company’s Annual Report to the meeting.

Resolution 2: Annual remuneration report

That the Annual remuneration report as set out on pages 73 to 90 of the Annual Report (bt.com/annualreport) for the year ended 31 March 2019 be received and approved.

This vote is advisory in respect of the overall remuneration package, and the directors’ entitlements to remuneration are not conditional upon this resolution being passed.

The directors’ remuneration policy was approved by ordinary resolution by shareholders at the 2017 AGM.

The 2018 Annual remuneration report received an overall voting outcome of 65.84% in favour. When we announced the results of the voting we explained what actions we intended to take to consult with shareholders on this result and we provided a follow up announcement on 18 December 2018. Further details of our consultations with shareholders are detailed in the Remuneration Committee chair’s letter on pages 73 to 75 of the Annual Report.

Resolution 3: Final dividend

That the final dividend of 10.78p per share recommended by the directors be declared to be payable on 9 September 2019 to holders of ordinary shares registered at the close of business on 9 August 2019.

The final dividend declared cannot exceed the amount recommended by the directors.

Resolutions 4 to 14: Directors

The company’s Articles of Association (Articles) require any director appointed by the Board to retire at the AGM following that appointment and stand for election. This applies to Matthew Key who joined the Board on 25 October 2018, Philip Jansen who joined the Board on 1 January 2019 and Allison Kirkby who joined the Board on 15 March 2019. In accordance with the UK Corporate Governance Code, all other directors will stand for re-election.

We set out the biographies of the directors standing for election and re-election on pages 4 to 6 of this Notice of meeting.

Resolution 4

That Jan du Plessis be re-elected as a director.

Resolution 5

That Simon Lowth be re-elected as a director.

Resolution 6

That Iain Conn be re-elected as a director.

Resolution 7

That Tim Höttges be re-elected as a director.

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BT Group plc	Notice of meeting 2019

Notice of meeting continued

Resolution 8

That Isabel Hudson be re-elected as a director.

Resolution 9

That Mike Inglis be re-elected as a director.

Resolution 10

That Nick Rose be re-elected as a director.

Resolution 11

That Jasmine Whitbread be re-elected as a director.

Resolution 12

That Philip Jansen be elected as a director.

Resolution 13

That Matthew Key be elected as a director.

Resolution 14

That Allison Kirkby be elected as a director.

Resolution 15: Auditors’ re-appointment

That KPMG LLP be re-appointed as auditors of the company, to hold office until the conclusion of the next general meeting at which accounts are laid before the company.

At each general meeting at which the company’s accounts are presented, the company is required to appoint auditors to serve until the next general meeting at which accounts are presented.

Resolution 16: Auditors’ remuneration

That the Audit & Risk Committee of the Board of directors be authorised to decide the auditors’ remuneration.

This resolution follows standard practice.

Special business

The following resolution will be proposed as an ordinary resolution.

Resolution 17: Authority to allot shares

That:

(a)  the authority and power conferred on the directors in relation to the section 551 Amount by Article 71 of the company’s Articles of Association (Articles) be renewed until the end of the next Annual General Meeting (AGM) and for that period the section 551 Amount will be £164m

(b)  the directors be authorised generally and without conditions under section 551 of the Companies Act 2006 (the 2006 Act) to allot shares and to grant rights to subscribe for or to convert any security into shares in the company up to a further nominal amount of £164m in connection with a rights issue.

This authority expires at the end of the next AGM. The Board can make offers and enter into agreements which would, or might, need shares to be allotted and rights to be granted after that expiry.

These authorities replace and supersede the authorities sought and granted under section 551 of the 2006 Act at the last AGM.

The company’s Articles and paragraph (a) above give a general authority to the Board to allot new shares up to a nominal value of £164m, which is equivalent to approximately 33% of the company’s issued share capital (excluding treasury shares) at the date of this Notice of meeting.

Paragraph (b) gives an authority to the directors to allot new shares only in connection with a rights issue up to a further face value of £164m, which is equivalent to approximately 33% of the company’s issued share capital (excluding treasury shares) at the date of this Notice of meeting.

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BT Group plc	Notice of meeting 2019

These authorities will expire at the end of the 2020 AGM. Please see the notes to Resolution 19 for more information on treasury shares.

The following three resolutions will be proposed as special resolutions.

Resolution 18: Authority to allot shares for cash

That subject to the passing of Resolution 17:

(a)  the authority and power conferred on the directors by Article 71 of the company’s Articles be renewed for the period referred to in Resolution 17 and for that period the section 561 Amount will be £24.8m

(b)  the directors have power to allot equity securities (within the meaning of section 560(1) of the 2006 Act) entirely paid for in cash under the authority given by paragraph (b) of Resolution 17 in connection with a rights issue as if section 561(1) of the 2006 Act did not apply to such allotment. This power expires at the end of the next AGM but the company can make offers and enter into agreements which would, or might, need equity securities to be allotted after that expiry.

In this resolution, words defined in Resolution 17 have the same meaning, and references to an allotment of equity securities include a sale of treasury shares.

This resolution renews the powers given to the Board to allot equity securities without needing to offer these shares to existing shareholders first: for cash up to an amount representing approximately 5% of the issued share capital (excluding treasury shares) at the date of this Notice of meeting, approximately 496 million shares; and in connection with a rights issue.

There are no current plans to undertake a rights issue, or to allot shares except in connection with the company’s employee share plans.

Resolutions 17 and 18 ensure that the directors retain the flexibility to act in the best interests of shareholders, when opportunities occur, by allotting shares. Over a three-year rolling period, except in a rights issue or pre-emptive offer, this disapplication will not exceed 7.5% of the issued share capital (excluding treasury shares).

Resolution 19: Authority to purchase own shares

That the company has general and unconditional authority to make market purchases (as defined in section 693(4) of the 2006 Act) of shares of 5p each in the company, subject to the following conditions:

(a)  the maximum number of shares which may be purchased is 992 million shares

(b)  the minimum price (excluding expenses) which may be paid for each share is 5p

(c)  the maximum price (excluding expenses) which the company may pay for each share cannot be more than the higher of:

(i) 105% of the average market value of a share in the company for the five business days prior to the day the purchase is made

(ii)  the value of a share in the company calculated on the basis of the higher of the price quoted for: (a) the last independent trade of; or (b) the highest current independent bid for, in each instance any number of shares in the company on the trading venues where the purchase is carried out

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BT Group plc	Notice of meeting 2019

Notice of meeting continued

(d)  this authority expires at the end of the next AGM, except in relation to the purchase of shares, the contract for which was concluded before the expiry of this authority and which might be executed wholly or partly after that expiry.

This resolution renews the company’s general authority to buy its own shares on similar terms to previous years’ authorities. It would be limited to 992 million ordinary shares, representing 10% of the issued share capital (excluding treasury shares) at the date of this Notice of meeting. The directors would exercise this authority only after considering the effects on earnings per share and the benefits for shareholders generally. The purchase of shares by the company under this authority would be a purchase in the market.

Use of this authority should not be confused with any share dealing facilities that may be offered to shareholders by the company.

Shares purchased by the company out of distributable profits could be held as treasury shares, which could then be cancelled, sold for cash or used to meet the company’s obligations under its employee share plans.

During 2018/19, no shares were purchased under this authority.

As at 3 May 2019, 943,421 treasury shares had been transferred to meet the company’s obligations under its employee share plans and at that date, the company held 45.3 million treasury shares, which is equal to approximately 0.45% of the issued share capital (excluding treasury shares) at that date.

The company’s current intention is to hold any shares purchased under this authority as treasury shares but it retains the flexibility to cancel them or sell them for cash if it considers this to be in the best interests of the company. The authority will expire at the end of the 2020 AGM although the directors intend to seek renewal of this power at each AGM.

As at 3 May 2019, there were options outstanding over 189 million shares (all of which were in respect of options granted under the savings-related share option plans), representing 1.9% of the company’s issued share capital (excluding treasury shares). If the authority given by this resolution were to be fully used, these options would represent 2.1% of the company’s issued share capital (excluding treasury shares). There are no warrants outstanding.

Resolution 20: Authority to call a general meeting on 14 days’ notice

That the company may call a general meeting (but not an AGM) on at least 14 clear days’ notice.

The 2006 Act requires that general meetings are held on 21 days’ notice unless shareholders have approved a shorter notice period. This resolution means we would give you two weeks’ or more notice of a general meeting. It will be effective until our next AGM, when we may propose a similar resolution. We expect that the authority would be used only in exceptional circumstances.

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BT Group plc	Notice of meeting 2019

The following resolution will be proposed as an ordinary resolution.

Resolution 21: Authority for political donations

That British Telecommunications plc, a wholly-owned subsidiary of the company, be authorised to make political donations to political:

(a)  parties and/or independent election candidates not exceeding £75,000 in total

(b)  organisations other than political parties not exceeding £25,000 in total during the period beginning with the date of the 2019 AGM and ending at the end of the day on which the 2020 AGM is held.

The terms ‘political donation’, ‘political parties’, ‘independent election candidates’ and ‘political organisation’ have the meanings given by sections 363 to 365 of the 2006 Act.

Our policy is that no company in the group will make contributions in cash or kind to any political party, whether by gift or loan. However, the definition of political donations used in the 2006 Act is much broader than the sense in which these words are ordinarily used. It could cover things like making members of parliament and others in the political world aware of key industry issues and matters affecting the company, enhancing their understanding of BT.

The authority we are requesting in this resolution is not intended to change this policy, but will ensure that the group continues to act within the provisions of the 2006 Act requiring companies to obtain shareholder authority before they can make donations to EU political parties and/or political organisations as defined in the 2006 Act.

During 2018/19, the company’s wholly owned subsidiary, British Telecommunications plc, paid the costs of attending corporate days at (i) the Conservative party conference; (ii) the Labour party conference; and (iii) the Scottish National Party conference. These costs totalled £4,616 (2017/18: £3,829). No company in the BT Group made any loans to any political party.

Important notes

The following notes explain your general rights as a shareholder and your right to attend and vote at the 2019 AGM or to appoint someone else to vote on your behalf.

Register of members and proxies

Only shareholders on the BT Group Register of Members at 6:30pm on 8 July 2019 are entitled to attend, speak and vote at the AGM, or, if the meeting is adjourned, 6:30pm two days prior to the time fixed for the adjourned meeting.

If you are unable to attend and vote, you can appoint another person as your proxy to exercise all or any of your rights to attend, speak and vote at the meeting. You may appoint more than one proxy in relation to the meeting, provided you appoint each proxy to exercise the rights attached to a different share or shares held by you. A proxy need not be a shareholder of the company. On a poll, the number of shares you hold as a shareholder at 6:30pm on 8 July 2019 will decide the number of votes that you may cast. Changes after that time will not be taken into account.

An AGM admission card/proxy card accompanies this Notice of meeting.

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BT Group plc	Notice of meeting 2019

Notice of meeting continued

Nominated persons

Unless you are a shareholder, you do not have a right to appoint any proxies under the procedures set out above, or referred to under the heading ‘AGM information’ on page 13.

You may nevertheless have a right under an agreement between you and a shareholder of the company (Relevant Shareholder) who has nominated you to have information rights, to be appointed, or to have someone else appointed, as a proxy for the meeting; or to give instructions to the Relevant Shareholder on the exercise of voting rights.

If you are uncertain about your rights or about your investment you should contact the person or organisation that administers that investment.

Shareholders’ rights

Shareholders at the AGM have the right to ask questions relating to its business. The chairman need not answer if, for example, it would involve disclosing confidential information or it would not be in the company’s interests or it would disrupt the good order of the AGM.

If enough shareholders act together to make requests under sections 527 and 528 of the 2006 Act, the company may have to publish on its website a statement setting out any matter relating to the audit of its accounts or any circumstance connected with its auditors ceasing to hold office.

The company cannot make shareholders who make a request pay its expenses in complying with these sections. It has to forward the statement to its auditors before it publishes the statement. The business which may be dealt with at the AGM includes any such statement.

Shareholders meeting the threshold and time limit set out in sections 338 and 338A of the 2006 Act can make the company give its members notice of a resolution and/or include in the business to be dealt with at the AGM any matter which may be properly included in that business.

Shares

The total number of issued and fully paid ordinary shares of 5p each at 3 May 2019, the latest practicable (business) date before the publication of this document, was 9,968,127,681, carrying one vote each.

The total number of voting rights in the company at that date was 9,922,846,136 (excluding treasury shares).

Documents

Copies of all service contracts and letters of appointment between the directors and the company are available for inspection during business hours at our registered office on any weekday (but not on public holidays) and will also be available for inspection at the AGM venue from 9:30am on the day of the meeting until the end of the meeting.

Recommendation

Your directors believe that the proposals set out in Resolutions 1 to 21 are in the best interests of shareholders as a whole and unanimously recommend that you vote in favour of all these resolutions. They intend to do so in respect of their own beneficial holdings.

By order of the Board

Rachel Canham

Company Secretary & General Counsel, Governance

81 Newgate Street

London EC1A 7AJ

8 May 2019

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BT Group plc	Notice of meeting 2019

AGM information

Time and place of meeting

10:30am

on Wednesday

10 July 2019

at

Old Billingsgate

1 Old Billingsgate Walk, London,

EC3R 6DX

Programme

9:30am

Doors open to shareholders

10:30am

Meeting begins

12:30pm approx

Meeting ends

You can find further information about

the venue at: oldbillingsgate.co.uk

Who may attend?

If you’re on the BT Group Register of Members at 6:30pm on 8 July 2019, you are entitled to attend, speak and vote at the AGM.

All joint shareholders can attend and speak at the meeting. If more than one joint holder votes, only the vote of the first shareholder listed on the Register of Members will be counted.

Can I bring a guest?

We may, at our discretion, admit guests who are accompanying shareholders. We will admit anyone accompanying a shareholder who is in a wheelchair, or is otherwise in need of assistance.

I am unable to attend – what can I do?

If you are not going to be at the meeting, you can appoint another person (a proxy) to attend the meeting, speak, and/or vote on your behalf.

This can be done online at shareview.co.uk or by post. The proxy appointment must be received by Equiniti, our Registrars, by 10:30am on Monday 8 July 2019. The number of shares you hold at the above register deadline will decide how many votes you or your proxy/ies will have on a poll. You can find more information about appointing a proxy in the notes on the enclosed AGM admission card/proxy card.

When do I have to appoint a proxy or vote by?

Equiniti, our Registrars, must receive your online or postal proxy appointment and voting instructions by 10:30am on Monday 8 July 2019.

What do I need to bring to the AGM?

Please bring your AGM admission card/proxy card or email notification with you to help with identification, and keep it until the end of the meeting to vote. You may also find it helpful to bring this document with you, to refer to it during the meeting.

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AGM information continued

What do I need to do if I want to ask a question?

The chairman will answer questions on any of the resolutions. If you wish to ask a question, please go to a Question Registration Point. To be fair to other shareholders who want to ask a question, we ask you not to register more than one question.

We won’t register a question unless it is relevant to the business of the meeting. If you have a question on an individual customer service issue, we will direct you to the Customer Help Desk. The chairman cannot deal with individual service issues.

Will there be refreshments?

Yes. There will be light refreshments available before and after the meeting.

What facilities do you have for shareholders with disabilities?

The venue is wheelchair accessible and has the following facilities:

•   sound amplification

•   induction loop

•   sign language interpretation.

How do I vote at the meeting?

Voting on all matters except procedural issues will be on a poll.

At the end of the meeting, we will ask you to vote on all the resolutions by placing a cross in one of the boxes alongside each resolution on your AGM admission card/proxy card and then putting the card in a voting box as you leave the auditorium.

The results of the polls will be announced by way of a stock exchange announcement and published on the company’s website as soon as reasonably practicable following the conclusion of the meeting.

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BT Group plc	Notice of meeting 2019

Security

For security reasons and to speed up admission, please do not bring suitcases, large bags, cameras, laptops or tape recorders to the meeting. If you do, we may ask you to deposit them in a secure property store for collection after the meeting. We will allow tablet devices.

No one attending the meeting may hand out leaflets or pamphlets in the venue.

Mobile devices

Please ensure that you switch off mobile devices during the meeting.

Useful links

Together with this Notice of meeting 2019, you can find the Annual Report 2019, which contains other information required by section 311A of the 2006 Act, on our website at bt.com/annualreport

You can request a printed copy of the Annual Report 2019 (and be registered to receive printed copies in future years), free of charge, by getting in touch with our Registrars, Equiniti, via the Shareholder Helpline or by post. Contact information can be found on page 18 of this Notice of meeting. You may also find the following links useful:

Sign up as an e-shareholder

bt.com/signup

Digital impact & sustainability

btplc.com/digitalimpactandsustainability

Information for individual shareholders

btplc.com/sharesandperformance/shareholders

News and media

btplc.com/news

About bt

btplc.com/thegroup

Privacy notice

We (BT Group plc and British Telecommunications plc) collect and process information provided by you, or on your behalf, which relates to you as an individual shareholder or as a participant in any shareholder scheme or plan.

This information will include your personal data – such as your name and contact details, the votes you cast and the Reference Number we attribute to you. We may use this personal information for the purposes of compiling and updating our Company records, fulfilling our legal obligations, processing shareholder rights you exercise, and contacting you with shareholder related information. We may also engage a third party to do this for us (for example our Registrars, Equiniti).

For further details about how we process your personal data, including your rights over how it is used, please read our shareholder privacy policy which can be found here: btplc.com/sharesandperformance/shareholders/privacypolicy

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AGM information continued

The AGM will be held at Old Billingsgate, 1 Old Billingsgate Walk,

London, EC3R 6DX. A map of the area is below and further AGM information can be found on pages 13 to 17.

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BT Group plc	Notice of meeting 2019

How to get there:

By tube and rail

Nearest tube station Monument (0.2 miles)

Travel directly to Monument by the District or Circle lines. Alternatively use the escalator from Bank (Northern, Waterloo & City lines and Docklands Light Railway).

Transport for London information line:

0843 222 1234

Nearest railway stations

Cannon Street, London Bridge and Fenchurch Street (all 0.3 miles).

National Rail enquiries:

08457 484 950

By river

Get your River Taxi to Tower Millennium Pier. Old Billingsgate is a 5 minute walk away.

By air

From London City Airport

20 minutes by taxi. City Airport Shuttle bus to Canning Town for the Docklands Light Railway to Bank, Bank to Monument (via escalator) – Monument is the nearest tube station to Old Billingsgate.

From Stansted

Stansted Express to Liverpool Street Station, Circle line eastbound to Monument (approx. 55 minutes).

From Heathrow

Tube to South Kensington (Piccadilly line) and either the District or Circle line eastbound to Monument (approx. 50 minutes). Alternatively Heathrow Express to Paddington, Circle line eastbound to Monument (approx. 40 minutes). heathrowexpress.co.uk

From Gatwick

Gatwick Express to Victoria Station, District or Circle line to Monument (approx. 50 minutes). Alternatively Gatwick Express to London Bridge and walk across London Bridge (approx. 40 minutes).

17

Contact information

Email

You can find information on how to manage your shareholdings at help.shareview.co.uk

If your question is not answered by the information provided, you can send your enquiry via secure mail from these pages. You may not use any electronic address provided either in this Notice of meeting or any related documents (including the proxy card) to communicate with the company for any purposes other than those expressly stated.

Post Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, United Kingdom (please include a daytime telephone number)
Telephone Shareholder helpline – for general enquiries call: Freefone 0808 100 4141 (+44 121 415 7178*) Textphone 0800 169 6907 (+44 121 415 7028*) *Calls from outside the UK

BT Group plc

Registered office: 81 Newgate Street, London EC1A 7AJ

Registered in England and Wales No. 4190816

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